Endeavour Silver and Capstone Mining Exchange Mineral Rights on Adjacent Properties in Zacatecas, Mexico

VANCOUVER, BC -- (Marketwired - September 11, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces it has acquired the right to explore and mine for precious metals above the elevation of 2,000 metres above sea level (masl) on the 181-hectare Toro del Cobre concessions owned by Capstone Mining. Capstone's concessions are adjacent to the 75-hectare Calicanto concessions held by Endeavour in Zacatecas, Mexico. In return, Endeavour has granted Capstone the right to explore and mine for base metals below the elevation of 2,000 masl on the Endeavour's Calicanto concessions. Click here for a map.

The unique agreement is based on the observation that vein mineralization locally in the Zacatecas mining district is typically zoned vertically, with precious metal-rich vein mineralization historically found and mined above 2,000 masl, and base metal-rich vein mineralization historically found and mined below 2,000 masl. Both the Toro del Cobre and Endeavour concessions were historically mined for precious metals above 2,000 masl, but they lie adjacent to Capstone's Cozamin mine, which is currently mining base metals below 2,000 masl.

The Calicanto, Nevada and El Misie veins on Endeavour's Calicanto concessions all trend northwest onto the Toro del Cobre concessions. Endeavour is interested in tracing the precious metal mineralization from its own property onto Capstone's property. In the same way, Capstone is interested in exploring the deeper portions of these and other veins for base metals on Endeavour's property.

For the purpose of this agreement, precious metal mineralization is defined as having greater than 60% net smelter revenue (NSR) value in gold and silver, and base metal mineralization is defined as having greater than 60% NSR value in copper, lead and zinc. Capstone has granted Endeavour a 1% NSR on all Capstone base metal production on Endeavour property, and Endeavour has granted Capstone a 1% NSR on all Endeavour precious metal production on Capstone property.

Should Endeavour's exploration efforts on the Toro del Cobre concessions indicate a continuation of precious metals mineralization below 2,000 masl elevation, Endeavour will be entitled to conduct exploration and mining of >60% precious metal ores below 2,000 masl. In the same way, should Capstone's exploration on the Calicanto concessions indicate a continuation of base metals mineralization above 2,000 masl elevation, Capstone will be entitled to conduct exploration and mining of >60% base metal ores above 2,000 masl.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com